UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission File Number: 001-34981
FIDELITY SOUTHERN CORPORATION
TAX DEFERRED 401(k) SAVINGS PLAN
Full title of the plan
Fidelity Southern Corporation
3490 Piedmont Road, Suite 1550
Atlanta, GA 30305
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

REQUIRED INFORMATION
The financial statements and schedule for the plan included in this annual report have been prepared in accordance with the financial reporting requirements of ERISA.
The consent of Ernst & Young LLP is filed as an exhibit to this annual report.

Audited Financial Statements And Supplemental Schedule with Report of Independent Registered Public Accounting Firm
Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan
As of December 31, 2010 and 2009 and for the Year Ended December 31, 2010

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Audited Financial Statements and Supplemental Schedule
December 31, 2010 and 2009 and Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm
Plan Administrator
Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
June 27, 2011
Atlanta, Georgia

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets
Cash	$16,997	$—
Investments, at fair value	17,021,529	11,679,017
Loans receivable from participants	81,330	77,214
Contributions receivable
Participant	95,116	66,094
Employer	32,935	23,617
Accrued income	8,694	5,319

Total Assets	17,256,601	11,851,261

Liabilities
Refundable contributions	21,748	8,589

Net assets reflecting investments at fair value	17,234,853	11,842,672

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(24,062)	22,995

Net assets available for benefits	$17,210,791	$11,865,667

See accompanying notes to financial statements.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

Additions

Investment income:
Interest and dividends	$519,862
Net appreciation in fair value of investments	2,313,538

Total investment income	2,833,400

Contributions:
Participants	2,565,418
Employer	757,547

Total contributions	3,322,965

Total additions	6,156,365

Deductions

Distributions to participants	811,241

Total deductions	811,241

Net increase	5,345,124

Net assets available for benefits:
Beginning of year	11,865,667

End of year	$17,210,791

See accompanying notes to financial statements.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Notes to Financial Statements
December 31, 2010
1. Description of Plan
The following description of Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement and the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan for the benefit of the employees of Fidelity Southern Corporation (the “Company” or the “Parent”) and Fidelity Bank (“FB” or the “Bank”), collectively referred to as (the “Companies”).
All employees of the Companies who have attained age 21 are eligible to participate in the Plan. All eligible employees, who do not elect otherwise, are automatically enrolled in the Plan at a contribution amount of 3% of compensation per payroll period which increases by 1% of compensation each January 1, to a maximum of 10%. At any time participants may elect to change the deferral percentage or not to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions
Contributions to the Plan are made by both the participants and the Companies. Participants may contribute through payroll deductions from 1% to 75% of their aggregate compensation subject to an annual Internal Revenue Service before-tax limitation.
The Companies make a matching non-cash contribution in Fidelity Southern Corporation common stock at a rate of 50% of the first 6% of each participant’s aggregate compensation contributed to the Plan subject to limitations as set forth in the Plan provisions. The number of shares contributed is calculated based on the fair value of the stock. In addition, the Companies may make discretionary contributions to the Plan for participants employed on the last day of the Plan’s fiscal year. The Companies’ discretionary contributions are allocated based on a participant’s proportionate share of the total compensation paid during the Plan year to all participants in the Plan. The Companies did not make a discretionary contribution to the Plan in 2010.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Notes to Financial Statements (continued)
Participant Accounts
Each participant’s account is credited with the participant’s contributions, investment earnings/losses thereon, and each participant’s interest in the Companies’ matching and any discretionary contributions.
Vesting
Participants are immediately 100% vested in their contributions plus actual investment earnings/losses thereon. Participants are vested in the Companies’ regular matching and discretionary contributions at a rate of 20% per year for each year of service (1,000 hours or more) after one year of service and, accordingly, are 20% vested after two years of service and fully vested after six years of service.
Forfeitures
Forfeited balances of terminated participants’ nonvested accounts are used to pay administrative costs and reduce the Companies’ future contributions to the Plan. The total available forfeitures were $63,590 and $742 at December 31, 2010 and 2009, respectively. For the year ended December 31, 2010, Plan administrative costs were reduced by approximately $753 from forfeited nonvested accounts.
Distributions
Participants may receive distributions equal to the fair value of their vested account balances upon death, disability, retirement, or termination. Distributions may be in the form of a lump sum, installments or a combination of a lump sum and installments.
Participant Loans
Participants may borrow up to an amount equal to the lesser of $50,000 or 50% of their vested account balances, but not less than $1,000. Loan terms range from 1-5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate equal to the prime rate as posted in the Wall Street Journal, plus one percent. Principal and interest are paid through semi-monthly payroll deductions. Participant loans are carried at their unpaid principal balance plus any accrued but unpaid interest.
Plan Termination
Although they have not expressed any intent to do so, the Companies have the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risk and Uncertainties
The Plan provides for investments in securities, which, in general are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the investment securities will occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Adjustments, if needed, are made to the fair value of benefit responsive investment contracts to report these contracts at contract value on the Statements of Net Assets Available for Benefits. At December 31, 2010 and 2009, contract value was $2,406,197 and $2,299,481 compared to fair value of $2,430,259 and $2,276,486, respectively, for the investment in the M&I Employee Benefit Stable Principal fund. Investments in mutual funds and Fidelity Southern Corporation common stock are valued based on the quoted market price in an active market on the last business day of the year. Securities transactions are accounted for on the trade date.
The Plan invests in common stock of the Company through its Company Stock Fund. The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. The Company has implemented a dividend pass through election for its participants. Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised.
Investment income is allocated to participants based on their proportionate investment balances during the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Notes to Financial Statements (continued)
Recent Accounting Pronouncements
In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) (“ASU 2010-06”). This authoritative guidance provides amendments to Subtopic 820-10 and related guidance within U.S. GAAP to require disclosure of the transfers in and out of Levels 1 and 2, and a schedule for Level 3 that separately identifies purchases, sales, issuances and settlements. It also amends disclosure requirements to increase the required level of disaggregated information regarding classes of assets and liabilities that make up each level, and more detail regarding valuation techniques and inputs. This guidance is effective for fiscal years beginning on or after December 15, 2009, except for the disclosure regarding Level 3 activity, which is effective for fiscal years beginning after December 15, 2010. The Plan adopted the applicable portions of this guidance as of December 31, 2009, which had no material effect on its financial statement disclosures. The Plan has no Level 3 assets. The Plan’s management is currently evaluating the impact that the future adoption of the remainder of this guidance may have on its financial statement disclosures.
In September 2010, the FASB issued Accounting Standards Update No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (“ASU 2010-25”). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. ASU 2010-25 was effective for fiscal years ending after December 15, 2010 and was required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified from Investments to Loans receivable from participants as of December 31, 2009.
3. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 20, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Investments
The net appreciation in fair value of each significant class of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments, is as follows for the year ended December 31, 2010:

Net Appreciation in
Fair Value of
Investments
Fair value determined by quoted market price:
Fidelity Southern Corporation Common Stock	$1,457,039

Mutual Funds	856,499

Total	$2,313,538

The individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2010	2009

M&I Employee Benefit Stable Principal Fund*	$2,430,259	$2,299,481
Growth Fund of America, Inc; Class R-5	1,642,792	1,319,946
EuroPacific Growth Fund; Class R-5 Shares	1,126,224	1,090,045
Spartan 500 Index Fund; Investor Class	1,341,481	1,067,448
Oakmont Equity and Income Fund	1,148,887	733,375
Heritage Fund; Investor Class Shares	887,756	633,219
Fidelity Southern Corporation Common Stock*	3,777,429	1,910,610
PIMCO Total Return Fund	945,407	—

*	Parties-in-interest to the Plan
The fair value of the Plan’s investment in the M&I Employee Benefit Stable Principal Fund at December 31, 2010 was $2,430,259.
M&I Institutional Trust Services was the trustee and recordkeeper of the Plan at December 31, 2010 and 2009. Prudential Financial was also trustee and recordkeeper of the Plan for a portion of 2009.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Notes to Financial Statements (continued)
One of the investment options of the Plan is a stable principal fund (the “Fund”) with M&I Investment Management Corporation (“M&I”). In this fund, participants may ordinarily direct the withdrawal or transfer of all or a portion of their account balance at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and fees. Contract value is also often referred to as book value. Given these provisions, this contract is considered to be fully benefit-responsive according to the AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health & Welfare Benefits Plan and Defined Contribution Pension Plans which is now codified in ASC 965-325 and therefore the contract value for net assets is reported in the Plan’s financial statements. The Fund owns traditional and synthetic Guaranteed Investment Contracts (“GIC”) with various crediting rate formulas. Fixed rate traditional GIC contracts are credited off of one-month LIBOR rate and a rolling twelve-month Consumer Price Index. These contracts are reset monthly at a spread to their index. Contracts are deemed to be par. Monthly reset synthetic GIC contracts are credited off the internal rate of return, dollar duration, and dollar weighted duration of an underlying portfolio. The monthly reset contracts are maintained at contract value.
The Fund could be limited in its ability to transact with issuers at contract value if the Fund raises its risk profile or is subjected to an extended period of significant cash outflow. The Fund maintains cash, internal cash flow and a maturity ladder of investments to offset cash withdrawals. Further, the fund manager may limit withdrawals in order to maintain sufficient liquidity. Therefore, the probability of the Fund losing its access to contract value transactions is remote. All issuer transactions are guaranteed at contract value unless the Fund is found to have acted negligently, fraudulently or with intent to mislead the issuer.
There is no minimum crediting interest rate under the terms of the Fund. The average yield earned by the Plan from the investment contract for the years ended December 31, 2010 and 2009 were 2.51% and 3.78%, respectively. The average crediting rate yield credited to the participants for the years ended December 31, 2010 and 2009 were 3.24% and 3.36%, respectively.
Generally, there are not any events that could limit the ability of the Plan to transact at contract value paid within 90 days or in rare circumstances, contract value paid over time.
5. Transactions with Parties-in-Interest
At December 31, 2010 and 2009, the Plan held 541,179 and 530,725 shares of Fidelity Southern Corporation Common Stock, respectively. The fair value of this stock at December 31, 2010 and 2009, was $3,777,429 and $1,910,610, respectively. During 2010, the Plan received no cash dividends on Fidelity Southern Corporation Common Stock.
The Companies pay all administrative costs associated with the operation of the Plan. The Plan allows payment of administrative costs with forfeitures. A total of $753 in administrative costs were paid from forfeited amounts for the year ended December 31, 2010.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Notes to Financial Statements (continued)
6. Fair Value Measurements
On January 1, 2008, the Plan adopted SFAS 157, now codified in FASB ASC 820-10. For financial statement elements currently required to be measured at fair value, ASC 820-10 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (exit price) regardless of whether an observable liquid market price exists.
ASC 820-10 establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:
•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and includes valuation techniques which use prices for similar assets and liabilities.

•
Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2010.
•	Mutual Funds: The fair values of these securities are based on observable market quotations for identical assets and are priced on a daily basis at the close of business.

•
Fidelity Southern Corporation Common Stock: The fair value of this security is based on observable market quotations for identical assets and is valued at the closing price reported on the active market on which the individual securities are traded.

•
M&I Employee Benefit Stable Principal Fund: This common/collective trust fund is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Notes to Financial Statements (continued)
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

	Assets at Fair Value as of December 31, 2010 Using
		Quoted Prices in
		Active Markets	Significant Other	Significant
		for Identical	Observable Inputs	Unobservable
	Total	Assets (Level 1)	(Level 2)	Inputs (Level 3)
Mutual Funds:
U.S. funds	$8,928,962	$8,928,962	$—	$—
International funds	1,884,879	1,884,879	—	—
Fidelity Southern Corporation Common Stock	3,777,429	3,777,429	—	—
M&I Employee Benefit Stable Principal Fund	2,430,259	—	2,430,259	—

Total investments	$17,021,529	$14,591,270	$2,430,259	$—

	Assets at Fair Value as of December 31, 2009 Using
		Quoted Prices in
		Active Markets	Significant Other	Significant
		for Identical	Observable Inputs	Unobservable
	Total	Assets (Level 1)	(Level 2)	Inputs (Level 3)
Mutual Funds
U.S funds	$6,006,998	$6,006,998	$—	$—
International funds	1,484,923	1,484,923	—	—
Fidelity Southern Corporation Common Stock	1,910,610	1,910,610	—	—
M&I Employee Benefit Stable Principal Fund	2,276,486	—	2,276,486	—

Total investments	$11,679,017	$9,402,531	$2,276,486	$—

The Plan currently has no nonfinancial assets or liabilities that are recognized or disclosed at fair value on a recurring basis. Changes in the Fair Value of investments held at the end of the period are reported in Net Appreciation in Fair Value of Investments. For the period ended December 31, 2010, the net amount of appreciation reported was $2,313,538.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Notes to Financial Statements (continued)
7. Differences Between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2010	2009
Net assets available for benefits per the financial statements	$17,210,791	$11,865,667
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by the Trust	24,062	(22,995)

Net assets available for benefits per the Form 5500	$17,234,853	$11,842,672

The following is a reconciliation of the increase in net assets available for benefits from the financial statements to the Form 5500:

Year Ended
December 31,
2010
Net increase in net assets available for benefits per the financial statements	$5,345,124
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts held by the Trust	47,057

Net increase in net assets available for benefits per the Form 5500	$5,392,181

The accompanying financial statements present fully benefit-responsive contracts held by the Trust at contract value. The Form 5500 requires such investments to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit responsive investment contracts held by the Trust represents a reconciling item.

Supplemental Schedule

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
EIN: 58-1174938 Plan Number 001
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2010

Identity of Issue	Description of Investment	Current Value

*M&I Investment Management Corporation	M&I Employee Benefit Stable Principal Fund	$2,430,259
*M&I Investment Management Corporation	Marshall Prime Money Market Fund	218,940

PIMCO	Total Return Fund; Institutional Class Shares	945,407

Janus Investment Fund	Perkins Small Cap Value Fund; Class I	687,745
Janus Investment Fund	Perkins Mid Cap Value Fund; Class I	347,573

Vanguard Group, Inc.	Vanguard Target Retirement 2015 Fund	28,550
Vanguard Group, Inc.	Vanguard Target Retirement 2025 Fund	104,367
Vanguard Group, Inc.	Vanguard Target Retirement 2035 Fund	40,107
Vanguard Group, Inc.	Vanguard Target Retirement 2045 Fund	20,888
Vanguard Group, Inc.	Vanguard Target Retirement 2010 Fund	38,153
Vanguard Group, Inc.	Vanguard Target Retirement 2020 Fund	113,565
Vanguard Group, Inc.	Vanguard Target Retirement 2050 Fund	455,948
Vanguard Group, Inc.	Vanguard Target Retirement 2040 Fund	37,154
Vanguard Group, Inc.	Vanguard Target Retirement 2030 Fund	33,821
Vanguard Group, Inc.	Vanguard STAR Funds; Total International	356,766

Colombia Funds	Colombia Mid Cap Index Fund; Class Z	384,788
Colombia Funds	Colombia Acorn International Select; Class Z	166,463

Nottingham Investment Trust II	Brown Capital Management Small Co Fund	282,719

American Century Mutual Funds, Inc.	Heritage Fund; Investor Class Shares	887,756

American Funds	Europacific Growth Fund; Class R-5 Shares	1,126,224
American Funds	Growth Fund of America, Inc.; Class R-5	1,642,792
American Funds	Fundamental Investors, Inc.; Class R-5	31,083

Harbor Capital Advisors, Inc.	Harbor International Fund; International Class	209,571

Oakmont Family of Funds	Harris Assoc Invest Trust Intern’l Small Cap	25,855
Oakmont Family of Funds	Equity and Income Fund	1,148,887

Fidelity Management & Research Co.	Spartan 500 Index Fund; Investor Class	1,341,481

Virtus Investment Partners, Inc.	Virtus Real Estate Securities Fund; Class 1	137,238

*Fidelity Southern Corporation	Common Stock	3,777,429
*Participant Loans	Interest rate ranging from 4.25% to 9.25% due no later than 2026	81,330
Cash and cash equivalents		16,997

		$17,119,856

*	The above-identified parties represent parties-in-interest to the Plan.
Note: Cost information has not been included because all investments are participant directed.

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIDELITY SOUTHERN CORPORATION TAX DEFERRED 401(k) SAVINGS PLAN
Dated: June 27, 2011	By:	/s/ Stephanie Huckaby
Stephanie Huckaby
Plan Administrator Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan